Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners

PVR Partners, L.P.:

We consent to the use of our report dated February 24, 2012, with respect to the consolidated balance sheets of PVR Partners, L.P. as of December 31, 2011 and 2010, and the related consolidated statements of income, partners’ capital and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, included in the Annual Report on Form 10-K as of December 31, 2011, and in the Current Report on Form 8-K filed on August 3, 2012, and of our report dated February 24, 2012 related to the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K as of December 31, 2011, all incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

December 17, 2012